June 4, 2025

Cary Claiborne
Chief Executive Officer
Adial Pharmaceuticals, Inc.
4870 Sadler Road, Suite 300
Glen Allen, VA 23060

       Re: Adial Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed May 30, 2025
           File No. 333-287679
Dear Cary Claiborne:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Leslie Marlow, Esq.